Mail Stop 3030

December 9, 2008

Bobba Venkatadri
President and Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois

> **Re:** **Trans-India Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2008**
> **File No. 1-33127**

Dear Mr. Venkatadri:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Material Terms of the Transactions, page 1

1.   Please revise your summary terms to highlight the proportion of Trans-India common stock that is expected to be held by existing Trans-India stockholders following the acquisition.

2.   Refer to the first sub-bullet point. Please disclose the percentage of the surviving company's shares to be held by the "Solar Cayman shareholders that are party to the share exchange agreement." Also, if those shareholders are related parties, please disclose the nature of those relationships.

3.   Please disclose how the individuals named in the third sub-bullet point are related to the parties to the acquisition agreement. Also provide similar information regarding the individuals named in the last three sub-bullet points on page 2.

4.   Refer to the third sub-bullet point on page 2. Please clarify how 4,687,500 shares in escrow can be used to satisfy indemnification obligations if only 2,500,000 shares are held in escrow after reserving the earnout shares.

Do Trans-India stockholders have conversion rights?, page 7

5.   Please tell us which document imposes the requirements to perfect conversion rights, such as submitting an instruction letter and tendering shares before the meeting, mentioned in the last sentence on page 7 and on pages 8, 13, 48 and 49. Also tell us where those requirements are described in your IPO prospectus.

If I have conversion rights, page 8

6.   Please tell us what document provides that converting shareholders do not have the right to a *pro rata* portion of interest accumulated after the record date. Also tell us where this issue is described in your IPO prospectus.

If I am not going to attend, page 8

7.   Please file the proxy card that has the telephone and internet voting explanation that you mention in this section.

The Acquisition, page 10

8.   Please reconcile your disclosure here that up to 21,875,000 shares will be released for the earnout, with the disclosure on page 43 of a maximum of 12,500,000 shares for the earnout.

Approval of the Solar Cayman Shareholders, page 11

9.   Please provide us your analysis supporting your conclusion that the offer and sale of your shares to Solar Cayman security holders was exempt from registration under the Securities Act.

Stock Ownership, page 14

10.   Please provide us your analysis of whether the purchases mentioned in the second paragraph are subject to the tender offer rules.

11.   Please clarify how the purchasers mentioned in the second paragraph could vote the shares at the meeting in favor of the transaction if the purchases occur after the record date.

Interests of Trans-India Officers and Directors, page 15

12.   You provide disclosure of the aggregate amounts of stock and warrants held by your officers and directors. Please revise your disclosure to identify the interests of each officer and director individually, as required by Item 5 of Schedule 14A.

13.   Please quantify the amount of the potential claims mentioned in the penultimate sentence of the second bullet point.

Amendment and Waiver, page 17

14.   Please disclose your obligations regarding resolicitation of shareholder approval upon waiver or amendment.

Material Federal Income Tax Consequences, page 17

15.   We note your disclosure of what the tax consequences "should" or "may" be. Please disclose why you cannot provide unequivocal disclosure of what the consequences "will" be. Describe the degree of uncertainty and disclose the risk to investors.

16.   Please clarify what you mean by "terminate your interest in Trans-India." Must shareholders also dispose of their warrants to be subject to the disclosed tax consequences?

Risk Factors, page 19

17.   On page 15 you state that your "other directors and officers have each agreed to be personally liable, on a several basis, in accordance with their respective beneficial ownership interest in Trans-India prior to the IPO, for ensuring that the proceeds in the trust account are not reduced by the claims of any vendor or service provider that is owed money by us for services rendered or products sold to us." Given that the liability of the directors and officers is several and not joint, please explain why there is no material risk that a particular officer or director may not have sufficient funds to cover any potential claims.

The solar industry is currently experiencing, page 19

18.   Please disclose the portion of supply provided by existing supply agreements. Also disclose the portion that will be provided by the new manufacturing line.

Solar Semiconductor requires a significant amount of cash, page 20

19.   Please revise the caption to disclose the risk mentioned on page 103 that it "is reasonably possible that Solar Semiconductor will not be able to obtain sufficient funding to continue operations."

Unfavorable changes, page 21

20.   Please disclose the percentage of Solar Semiconductor's business conducted in the currencies you cite.

Solar Semiconductor faces risks, page 25

21.   Please clarify which of the risks in your bullet list are material given the countries from which Solar Semiconductor derives significant revenue. For example, which relevant country imposes the trade barriers mentioned in the last bullet point?

Solar Semiconductor's technology, page 27

22.   Please clarify why there may be relevant patents of which Solar Semiconductor is not aware. Also, with a view toward disclosure, please tell us why Solar Semiconductor reasonably believes it has rights to the intellectual property used in its business given the disclosure in the previous risk factor that Solar Semiconductor does not own any patents.

Solar Semiconductor continues to invest significantly in research and development, page 29

23.   Please quantify in this risk factor the amount of research and development expenses.

Compliance with environmental regulations, page 30

24.   We note your disclosure that Solar Semiconductor has "initiated the process" to obtain required permits. Please disclose the nature and extent of the permits that the company does not yet have and the consequences of operating without those permits.

Development of Solar Semiconductor's additional manufacturing facilities, page 30

25.   We note your disclosure that permits "may" be required. Please clarify why Solar Semiconductor does not know the extent of permit requirements.

Exchange controls, page 33

26.   We note your disclosure that recent amendments permit foreign-owned companies to operate in India without special restrictions "effectively placing them on par with domestic Indian companies." With a view toward disclosure, please provide us support for this disclosure that elaborates on the government reforms relevant to your industry and includes details as to specific governmental or regulatory reforms undertaken and their status. Also, confirm that your disclosure regarding foreign companies operating "on par with domestic Indian companies" refers to the absence of any government restrictions on foreign-owned businesses, not just restrictions on currency conversion.

Returns on Investment, page 33

27.   Please clarify:

● why you do not know whether you can credit withholding taxes from your tax returns;

● how applicable tax treaties permit minimizing taxes; and

● why there is a risk that Indian tax authorities will not recognize applicable treaties.

Trans-India has not had operations, page 37

28.   Please disclose your recent statements regarding your procedures not being effective.

Selected Summary Historical Financial Information, page 41

29.   It appears as though there is a typographical error in the line item "Weighted average shares outstanding – diluted" for the six months ended June 30, 2007. Please revise your disclosure accordingly.

Selected Unaudited Pro Forma Condensed Combined Financial Data…, page 43

30.   Please provide the book value per share disclosure required by Item 14(b)(10) of Schedule 14A.

Price Range of Securities and Dividends, page 44

31.   Please note that Item 14(c)(2) of Schedule 14A requires disclosure of the number
        of holders of common stock and dividend policy of Solar Semiconductor Ltd., in
        addition to that of Trans India. Please revise.

Conversion rights, page 48

32.   If shareholders "no longer own" their shares after they exercise their right to
        convert, please disclose who owns those shares and who can vote the shares at the
        meeting. Also clarify how shareholders can "continue to hold [their] shares
        through the closing date of the acquisition" and at the same time tender the shares
        to the transfer agent before the meeting as you require in connection with the
        exercise of the conversion rights.

33.   We note here and on page 13 a vague reference to a need to comply with
        requirements identified "elsewhere herein" to convert. Please revise to state
        clearly all requirements necessary to convert, without requiring investors to
        determine which pieces of your other disclosure must be assembled to understand
        their obligations.

Background, page 51

34.   Please tell us how the September 16, 2008 letter of intent satisfies the 18-month
        deadline described in your IPO prospectus.

35.   We note that parts of the Solar Semiconductor reorganization occurred during the
        acquisition negotiations. For example, we note the October 2008 share issuance
        mentioned on page 9. With a view toward disclosure, please tell us about the
        purpose of the reorganization that occurred during the acquisition negotiations
        and whether they were a part of the negotiations.

Potential Advantages, page 54

36.   Please provide us the Photon International report that says that Solar
        Semiconductor was "the largest pure play PC module producer in India" in 2007.
        Also, tell us whether the research was commissioned for you and whether any
        more recent data is available.

Satisfaction of the 80% test, page 56

37.   Please clarify when the $600-800 million valuation occurred. Also, clarify (1)
        why the private placement did not occur and (2) why the valuation decreased to

approximately $400 million by September 2008.

38.   Please clarify how you determined which comparable companies were "appropriate" as mentioned in the sixth paragraph. Also provide us copies of the detail supporting these analyses.

The Share Exchange Agreement, page 59

39.   Refer to your statement in the second paragraph that the disclosure is included only to provide information regarding the terms and conditions of the agreement at the time it was entered into by the parties. Please note that, not withstanding your inclusion of this statement in your document, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

40.   With a view toward clarified disclosure, please tell us why only a portion of the Solar Cayman shareholders will receive the earnout shares. Include in your response what additional consideration those shareholders are providing when compared to shareholders who will not receive earnout shares. If the agreement results in preferential consideration for related parties, please clearly identify the preference to be received by each related party.

Basic Deal Terms, page 59

41.   Refer to your disclosure that you will acquire between 80% and 100% of Solar Cayman in "at least two closings."

    • Please clarify how and when you will determine the percentage of the company you will acquire. Provide a reasonable range of outcomes, including a chart or other clear presentation.

    • Disclose the effect of the $50 million debt threshold as if the transaction were to have closed on a recent date.

    • Please clarify when the multiple closings will occur and how you will determine the number of closings.

Share Increase Proposal, page 77

42.   Expand this section to quantify, as of the most recent date practicable, the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares. Include the effect of the acquisition.

Article V Proposal, page 78

43.   Please more fully describe the current provisions of Article V. Describe the purpose of those provisions and clearly demonstrate why you believe they will no longer be necessary.

Competitive Products, page 82

44.   Please clarify how Solar Semiconductor's products are "of higher quality than its low-price competitors."

India-based, page 84

45.   With a view toward disclosure, please tell us how Solar Semiconductor "may reorganize the corporate structure of its existing Kompally facility." Also tell us how the reorganization permits it to take advantage of incentives when the current structure does not.

Product Certifications, page 85

46.   Please clearly distinguish between the certifications Solar Semiconductor received versus those certifications not yet received.

Raw Materials and Suppliers, page 87

47.   Please tell us how you determined which suppliers you would identify in this filing and which you refer to merely as "other suppliers."

48.   Please disclose the material terms of the agreements that you describe, including the milestones mentioned on page 20.

Customers, page 88

49.   Please disclose the material terms of the agreements you identify here, including when Solar Semiconductor entered in to the agreements and the length of the agreement. Revise vague terms in your current disclosure regarding "recently" entering into "multi-year" agreements.

Intellectual Property, page 89

50.   Please tell us why this section does not describe the licensing agreements mentioned at the bottom on page 52.

Kampally Facility, page 90

51.   Please disclose when the lease for the Kampally facility expires.

Environmental and Regulatory Matters, page 90

52.   Please reconcile your disclosure here that Solar Semiconductor does not produce
        hazardous waste with your disclosure on page 30.

53.   We note your disclosure that Solar Semiconductor is not aware of actions
        involving its facilities; however, it is unclear whether Solar Semiconductor's
        facilities comply with existing requirements, regardless of whether an
        enforcement action has been initiated. Please revise for clarity.

54.   We note your disclosure on page 31 that Solar Semiconductor could lose benefits
        if it does not comply with applicable regulations. Please disclose the material
        elements of the regulations with which Solar Semiconductor must comply to
        retain the benefits.

Results of Operations, page 96

55.   With a view toward disclosure, please tell us whether Solar Semiconductor's
        recent agreements, like those mentioned on pages 87-88, will materially affect
        reported historic results of operations, liquidity or capital resources. For example,
        do Solar Semiconductor's new customer agreements provide for the margins that
        are similar to Solar Semiconductor's historic margins? Do Solar Semiconductor's
        new supply agreements reflect materially different costs? Likewise, discuss the
        effect of the new employment agreements like those described on page 66 and
        116-117.

56.   Please quantify the effect of Solar Semiconductor's "tax, regulatory and other
        benefits and incentives" like those mentioned on page 90. Also disclose when
        those benefits expire.

57.   Please describe and quantify Solar Semiconductor's efforts to control costs of
        solar sells purchased from suppliers as mentioned on page 24.

Revenue, page 100

58.   If the three customers mentioned in this section are not the same as the first three
        of the four customers mentioned on page 97, please discuss the reasons for the
        changes to Solar Semiconductor's customer base.

Liquidity, page 102

59.   Please quantify the resources required to complete Solar Semiconductor's facility expansions described in this document.

Contractual Obligations, page 104

60.   Please clarify how the obligations mentioned in the last three paragraphs of this section are reflected in the table. Also clarify how the table reflects the 54 million Euro obligation by 2010 mentioned on page 20.

Quantitative and Qualitative Disclosures about Market Risk, page 106
Interest Rate Risk, page 106

61.   Please revise your disclosures here to also address your outstanding debt agreements or tell us why you believe disclosure is not required. Refer to Item 305 of Regulation S-K.

Foreign Currency Exchange Rate, page 106

62.   With respect to your foreign currency exchange rate risk, including your embedded foreign currency derivatives, please revise to provide quantitative disclosures in one of the disclosure formats specified by Item 305(a) of Regulation S-K.

Liquidity, page 109

63.   Please quantify the obligations mentioned in the penultimate paragraph of this subsection.

Quantitative and Qualitative Disclosures, page 111

64.   Please provide us your analysis of whether you are subject to the Investment Company Act of 1940. We note in particular your disclosure that your money market fund investments meet only "certain" Rule 2a-7 conditions.

Trans-India Related-Party Transactions, page 119

65.   Please update the disclosure in this section. We note for example that the timing mentioned in the second and third paragraphs following the footnotes to the table reflects your pre-IPO timing disclosure.

Solar Semiconductor Related Party Transactions, page 122

66.   Please disclose the rate at which the securities described in this section will be exchanged for your securities as part of the acquisition.

Series A Preference Shares, page 123

67.   Please expand footnotes 3 and 4 to clarify why Solar Semiconductor paid interest for periods after the notes were converted.

Promissory Notes, page 125

68.   Please provide more specific disclosure of when the investors made the deposits "prior to February 4, 2008."

69.   Please disclose the reason for Solar India's delay in returning the deposits.

70.   Please clarify the relevance of your references to April 1, 2007. It appears that the notes were issued in February 2008.

71.   The paragraph before the table appears to indicate that the balance due is related to currency exchange rates. Please clarify how currency exchange rates can explain the balance due by those investors who have not yet paid any principal on the notes.

72.   Please tell us why this section is presented separately from the section entitled "Refund Obligations of Solar India to Certain Solar Related Persons." It appears that the disclosures are substantially repetitive.

Other Agreements, page 128

73.   With a view toward clarified disclosure, please tell us the reasons for limiting your disclosure to the period since April 1, 2007. See instruction 2 to Regulation S-K Item 404(d).

74.   Given the information in this section, please tell us why you have not included a Summary Compensation Table.

Transactions Between Solar Related Persons and Solar India, page 132

75.   We note your equivocal disclosures represented by the word, *may*. Please disclose the reasons for the uncertainty.

76.   Please disclose when Solar India's debt to Kode Enterprises matures.

77.   Please reconcile your disclosure regarding the interest payable on the loan from
        Kode Enterprises with the disclosure on page F-79 of the financial statements.

78.   On pages F-46 and F-79 you disclose relationships with Kaandu Infrastructure
        Company Private Limited. Please explain why you have not included these
        relationships in your discussion of related-party transactions.

Transactions between Related Parties and Solar California, page 133

79.   Please reconcile the statement on page F-80 that the amount paid monthly by
        Solar California to Sree Rama was increased on February 1, 2008 to $12,000 per
        month with your disclosure in this section.

80.   Please clarify why payments to Mr. Gade and Mr. Kode are made through Sree
        Rama.

Beneficial Ownership, page 135

81.   Please identify the individuals who beneficially own the shares held in the name
        of entities included in the tables.

Security Ownership of Solar Cayman, page 137

82.   Please reconcile the reference to five persons in the last row of this table, the
        reference to four persons in the last row of the table on page 139 and the number
        of people in the table on page 112.

Where you can find more information, page 144

83.   You may not disclaim responsibility for your disclosure. Please revise the last
        sentence of the second paragraph accordingly.

84.   Please tell us the authority for your statement in the third paragraph.

Trans-India Acquisition Corporation Financial Statements, page F-1
General

85.   Please file updated financial statements with your next amendment. Refer to Rule
        3-12 of Regulation S-X.

Note 9. Per Share Information, page F-10

86.   Please tell us why common shares subject to conversion are included in your EPS calculations. Cite any authoritative literature upon which you are relying.

Balance Sheets as of June 30, 2008 (unaudited), page F-12

87.   We note that the common stock subject to conversion increased $232,684 in the six months ended June 30, 2008. Please revise your footnotes to disclose how this amount is calculated and the reasons for the increase.

Solar Semiconductor Financial Statements, page F-21
Report of Independent Registered Accounting Firm, page F-21

88.   We note that T.R. Chadha & Co. relied on another independent registered accounting firm for the observation of the counting of inventories. Since your accountants have referred to another accountant in their opinion, please amend the filing to include the audit report of the other accountants or tell us why no amendment is necessary. Refer to Rule 2-05 of Regulation S-X.

89.   The audit firm T.R.Chadha & Co. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, with the general exception of financial statements of acquired businesses under Rule 3-05 where the financial statements are not expected to be required in future filings, the auditor does not otherwise practice before the SEC, and the auditor does not intend to do so. In your facts and circumstances, given that the transaction will be accounted for as a reverse acquisition, with Solar Semiconductor being considered the accounting acquirer, all of these facts and circumstances are not met (since the financial statements of Solar Semiconductor would end up becoming the historical financial statements of the registrant if the transaction is completed and closed as contemplated.) Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of T.R. Chadha & Co. until the firm has demonstrated this knowledge and experience to the

Office of the Chief Accountant. In order to begin this process, T.R. Chadha & Co. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. As part of your response to this comment, please advise us of the following:

- T.R. Chadha & Co.'s plans to complete this process, if any; and

- Whether T.R. Chadha & Co. is expected to continue as the auditor of the registrant if the transaction is approved.

Consolidated Statements of Operations, page F-23

90.   We note from your disclosure on page 101 that depreciation expenses are excluded from cost of sales. We further note that you present a subtotal for gross profit. Please tell us how your presentation complies with SAB Topic 11:B, or otherwise revise to comply with SAB Topic 11:B.

Consolidated Statements of Changes in Stockholders' Equity, page F-24

91.   It appears as though there is a typographical error in the total as of March 31, 2008 for "Additional paid in capital." Please revise or advise.

Consolidated Statements of Cash Flow, page F-25

92.   We note you present a "derivative gain" of $1.1 million for the year ended March 31, 2008. Please tell us where you have recorded this gain in your consolidated statement of operations. Please also reconcile this gain to your disclosures on page F-54 which indicate that you recorded a net loss on derivatives of $.3 million.

93.   Please explain to us why the change in restricted cash is appropriately reflected as a financing activity.

94.   We note the amount presented here as "Effect of exchange rates changes on cash and cash equivalents" is the same as the foreign exchange translation adjustment presented in your consolidated statement of changes in stockholders' equity. Please tell us how your presentation in the statement of cash flows complies with paragraph 25 of SFAS 95.

Note 2 – Acquisition and Basis of Presentation, page F-28

95.   We note that you have not reflected a minority interest for residual shares of

SSPL and SSI, "as the group of shareholders holding more than 50% of the voting rights of SSPL and SSL agreed in writing to vote a majority of the entities shares in concert, the residual holding of the group in SSPL is also treated as part of common stock." Please revise the filing to disclose the material terms of any agreements between the company and minority shareholders and explain why you are not required to recognize the minority interest. Please cite any authoritative literature upon which you are relying.

Note 3 – Summary of Significant Accounting Policies, page F-28

Warranty Cost, page F-31

96.   We note that you base your warranty accrual on an assessment of your competitors' accrual history while incorporating some estimates of failure rates through your quality review process. Please tell us and revise this note to explain why you believe it is appropriate to base your warranty accrual on your competitors' *accrual* history. In this regard, tell us and revise this note to explain how your competitors estimate their warranty accrual.

97.   Further to the above, it appears that your warranty accruals approximate .75% of sales. Please explain to us how you weight each of the factors used in determining your accrual rate (i.e., competitor's accrual history, failure rates in your own quality review process) and why you believe your estimate represents the best estimate of future warranty claims.

Note 8. Debt, page F-37

98.   We note that your term loan accrues interest at "a minimum annual rate of 12.5%." Please revise this note to describe all material terms of your term loan agreement, including any provisions that would result in an interest rate of greater than 12.5%.

99.   We note that under your credit line you are subject to financial covenants which are monitored quarterly. Please revise this note to disclose the most restrictive debt covenants.

Note 10. Net Gain (Loss) per Share, page F-42

100.   Please reconcile your calculation as disclosed in this footnote to your calculation as disclosed on the face of your statement of operations. In this regard, we note that neither the net loss nor the basic and diluted net loss per share reconcile. Clearly describe any reconciling items and your basis for such items under U.S GAAP.

101.   Further to the above, please revise this note to explain your basis for reflecting a minority interest in connection with the calculation of earnings per share when your consolidated financial statements do not reflect a minority interest.

102.   As a related matter please tell us why you have made an adjustment for preferred dividends, when your disclosures on page F-50 indicates that your preferred dividends are noncumulative and that no preferred dividends have been declared to date.

Note 11. Related Party Transactions, page F-42

Promissory Notes Issued to SSL, page F-43

103.   Please reconcile the amounts and disclosures in this note to the amounts presented as "notes receivable" and "preference shares application money received" in your statement of changes in stockholders' equity on page F-24.

104.   We note your disclosure that "while certain of the share application amounts have been refunded, other share application amounts are still due and owing." Please revise this note to address the following:

   •   Disclose the total share application amounts that are still due and owing.

   •   Discuss how the share application amounts still due and owing are reflected in your consolidated financial statements.

105.   Further to the above, please revise this note to clearly disclose the status of the $14 million received by Solar Semiconductor Private Limited. In this regard, disclose what portion of the $14 million has been transferred to Solar Semiconductor Limited in connection with the Series A preferred shares. Also disclose how you have accounted for the remaining portion of the $14 million that has not been transferred to Solar Semiconductor Limited and your basis for that accounting. Cite any accounting literature you relied upon.

Note 12. Commitments and Contingencies, page F-48

Purchase Commitments, page F-48

106.   We note that at March 31, 2008 you had $427 million of firm, non-cancelable and unconditional purchase commitments outstanding. Please revise this note to disclose the material terms of your purchase commit agreements. Additionally, please reconcile this amount to your purchase obligations as disclosed in your contractual obligations table on page 104.

107.   As a related matter we note that the comparable disclosure in your June 30, 2008 financial statements indicates that firm purchase commitments as of June 30, 2008

were $2.6 billion. Revise your interim disclosures to disclose the significant terms of any material new agreements entered into during the quarter ended June 30, 2008.

Note 13. Shareholders' Equity, page F-49

108.   We note you determined the fair value of the ordinary shares issued by SSL to be $.66, based on an independent valuation.   Please tell us about the nature and extent of the involvement of the third party in your decision-making process associated with the referenced share valuation. Revise the footnote to clearly disclose your valuation methodology and any significant assumptions you used in determining the fair value of your shares.

109.   Please also revise to clearly state, if true, that you (management) are fully responsible for all valuations impacting the financial statements. If you elect to keep your current disclosure, please note that if these financial statements are incorporated by reference into a registration statement, you may be required to obtain a consent from the valuation firm. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

110.   Please reconcile the share-based compensation amount of $22,211,406 as disclosed on your statement of stockholders' equity to your disclosures in this footnote. Additionally, please make all disclosures required by SFAS 123(R).

111.   With regard the issuance of your Series A and Series B preference shares, please address the following:
    •   Provide us with your analysis regarding the classification of your Series A and B preference shares. Cite any authoritative literature upon which you are relying.
    •   Tell us why the accretion on preference shares of $11,505,272 related to the beneficial conversion feature is appropriately reflected as an expense in your statement of operations. Cite any authoritative literature upon which you are relying. Alternatively, revise to present separate totals for total net loss and net loss applicable to ordinary shareholders. Refer to SAB Topic 6:B.
    •   Revise the filing to disclose your valuation methodology and any significant assumptions you used in determining the value of $.66 per share.

Note 14. Segment Information, page F-52

112.   We note that 96% of your sales were to customers from Europe. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Refer to paragraph 38 of SFAS 131.

Note 15. Retirement Benefits, page F-53

113.   We note that actuarial valuation of your defined pension plan is carried out as per
the provisions of India GAAP. Please tell us how calculating your actuarial
valuation in accordance with India GAAP complies with the requirements of
SFAS 132(R). Revise this footnote as necessary.

Note 15. Derivative Contracts, page F-54

114.   Please revise your footnote presentation to ensure that you only have one footnote
15.

115.   In regards to your embedded foreign currency derivatives, please address the
following:

- Please provide us with your embedded derivative analysis under paragraphs
12-16 of SFAS 133. In your discussion, please specifically address how you
evaluated each of the criteria of paragraph 15 of SFAS 133 (as amended by
SFAS 149) for each of the contracts.

- In connection with the above, for each contract, tell us the contractual
currency and the functional currency of counterparty.

- We note you state that the related contracts are "firm, non-cancelable and
unconditional." Tell us and revise the note to explain how the contracts meet
the definition of "firm commitments" as specified in Appendix F of SFAS
133.

- Explain to us how the balance sheet presentation was determined and how it
complies with SFAS 133. Discuss why you believe it is appropriate to record
the value of the derivative contracts on a net basis on your balance sheet.

- Revise your footnote to provide all disclosures required by paragraphs 44-45
of SFAS 133.

116.   As a related matter, we note that the value of your embedded derivatives is based
on an independent valuation. Please tell us about the nature and extent of the
involvement of the independent valuation firm in your decision-making process
associated with the derivative valuation. Revise the footnote to clearly disclose
your valuation methodology and any significant assumptions you used in
determining the fair value of your shares.

117.   Please also revise to clearly state, if true, that you (management) are fully
responsible for all valuations impacting the financial statements. If you elect to
keep your current disclosure, please note that if these financial statements are

incorporated by reference into a registration statement, you may be required to
obtain a consent from the valuation firm. Refer to Compliance and Disclosure
Interpretation 141.02, available at our website at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

June 30, 2008 Financial Statements, page F-57

118.   Please revise your interim financial statements as appropriate to address the
comments above.

Note 3. Summary of Significant Accounting Policies, page F-62
Fair Value of Financial Instruments, page F-63

119.   We note your disclosure regarding the fair value of your financial instruments.
Please revise your disclosures to include the disclosures required by paragraphs
32-35 of SFAS 157 for all of your financial assets and liabilities.

Note 15. Derivative Contracts, page F-88

120.   We note that you recognized $11.8 million related to your derivative contracts in
income during the three months ended June 30, 2008. From your disclosures it
appears as though $11.8 million is the value of the derivatives as of June 30,
2008, rather than the change in value during the three month period ending June
30, 3008. Please explain to us how the $11.8 million was calculated and why it
was appropriate to recognize the entire amount into income.

121.   As a related matter, please revise your disclosures here or in your MD&A to
discuss any changes in your valuation assumption from period to period. Discuss
the effects or expected effects of market and valuation changes on your results of
operations, liquidity, and capital resources, as applicable.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-91
Note 2. Pro Forma Adjustments, page F-97

122.   Please refer to adjustment C. Please tell us the basis for this pro forma
adjustment. Discuss how this adjustment is factually supportable and is a direct
result of the transaction. In this regard, reconcile the automatic conversion
assumed here with the automatic conversion features described on page F-51.

123.   Please refer to adjustment H. Please tell us why you have reflected this pro forma
adjustment on the balance sheet. Reconcile this adjustment with your statement
on page F-91 that the pro forma adjustments to the unaudited condensed

combined balance sheet assume that the business combination occurred on June 30, 2008.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (by Facsimile) Cavas Pavri, Esq.